Exhibit 16.1

Weiser LLP Certified Public Accountants

135 West 50th Street New York, NY 10020-1299 Tel 212.812.7000 Fax 212375.6888 www.wciserur.com

April 26, 2010

Securities and Exchange Commission 100 F. Street N.E.
Washington, DC 20549

Re:	Sahara Media lioldings, Inc. No. 000-52363

We have read the statements by Sahara Media Holdings, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission pursuant to item 4.01 of Form 8-K –Changes in Registrant's Certifying Accountant, as part of the Form 8-K of Sahara Media I Ioldings. Inc. dated April 26, 2010. We agree with the statements concerning our Finn made in Changes in Registrant's Certifying Accountant paragraphs one, two, three and five in such Form 8-K. We have no basis to agree or disagree with respect to paragraph four in Changes in Registrant's Cenifving Accountant.

Sincerely,

/s/ Weiser LLP
Weiser LLP